UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: November 15, 2016

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement entitled “Renewal of Continuing Connected Transactions in respect of 2017 to 2019”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CNOOC Limited

（中 國 海 洋 石 油 有 限 公 司 ）

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

 (Stock Code: 00883)

RENEWAL OF CONTINUING CONNECTED

TRANSACTIONS IN RESPECT OF 2017 TO 2019

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2017 TO 2019

Reference is made to the 2013 Circular in relation to the Continuing Connected Transactions between the Group and CNOOC and/or its Associates. The Independent Shareholders had approved the non-exempt continuing connected transactions between the Group and CNOOC and/or its Associates and the relevant annual caps for 2014 to 2016 at the 2013 EGM.

The Company expects to continue the Continuing Connected Transactions after 31 December 2016 and therefore will, in accordance with the Listing Rules, re-comply with the provisions of Chapter 14A of the Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2017 to 31 December 2019), including disclosing information thereof in this announcement, seeking Independent Shareholders’ approval for the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

APPROVAL BY INDEPENDENT SHAREHOLDERS

As CNOOC indirectly owns an aggregate of approximately 64.44% of all the Shares of the Company, the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are subject to the approval from the Independent Shareholders under the Listing Rules. In view of the interests of CNOOC held through OOGC and CNOOC BVI in the Company, OOGC, CNOOC BVI and their respective Associates will abstain from voting in relation to the resolutions approving the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) at the EGM.

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), and Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the same. A circular containing, amongst other things, further information on the terms of the Continuing Connected Transactions, a letter from the Independent Board Committee, an opinion of Somerley, acting as the Independent Financial Adviser, together with a notice to convene the EGM to consider, and if thought fit, approve the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), is expected to be despatched to the Shareholders on or around 16 November 2016.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2017 TO 2019

Background

Reference is made to the 2013 Circular in relation to the Continuing Connected Transactions between the Group and CNOOC and/or its Associates. The Independent Shareholders approved the non-exempt continuing connected transactions between the Group and CNOOC and/or its Associates and the relevant annual caps for 2014 to 2016 at the 2013 EGM.

The Company expects to continue the Continuing Connected Transactions after 31 December 2016 and therefore will, in accordance with the Listing Rules, re-comply with the provisions of Chapter l4A of the Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2017 to 31 December 2019), including disclosing information thereof in this announcement and seeking Independent Shareholders’ approval for the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

Continuing Connected Transactions under the Comprehensive Framework Agreement

The Company entered into the Comprehensive Framework Agreement on 15 November 2016 with CNOOC for the provision (1) by the Group to CNOOC and/or its Associates and (2) by CNOOC and/or its Associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its Associates in respect of the Continuing Connected Transactions, the details of which are set out below. The term of the Comprehensive Framework Agreement is for a period of three years commencing from 1 January 2017, and is conditional upon the Independent Shareholders’ approval at the EGM. The Comprehensive Framework Agreement is substantially on the same terms as the terms contained in the comprehensive framework agreements entered into by the Company and CNOOC on 6 November 2013, as described in the 2013 Circular, with more details about the pricing principles.

The Continuing Connected Transactions under the Comprehensive Framework Agreement can be categorized as follows:

•	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group

(a)	Provision of exploration and support services;

(b)	Provision of oil and gas development and support services;

(c)	Provision of oil and gas production and support services;

(d)	Provision of marketing, management and ancillary services; and

(e)	FPSO vessel leases.

•	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

•	Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas); and

(b)	Long term sales of natural gas and liquefied natural gas.

The categories “Provision of exploration and support services”, “Provision of oil and gas development and support services”, “Provision of oil and gas production and support services”, “Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “Long term sales of natural gas and liquefied natural gas” are Non-exempt Continuing Connected Transactions subject to the reporting, announcement and Independent Shareholders’ approval requirements. The other categories of Continuing Connected Transactions are exempted from the Independent Shareholders’ approval requirement but are subject to the reporting and announcement requirements.

Since the establishment of the Company, certain Associates of CNOOC specializing in exploration, oil and gas development, oil and gas production, as well as marketing, management and ancillary services provided these services to the Group from time to time. The services provided by CNOOC and/or its Associates are set out below.

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group

(a)	Provision of exploration and support services

The services provided by CNOOC and/or its Associates to the Group on exploration operations include:

•	well site survey;

•	seismic data acquisition and processing;

•	integrated exploration research services;

•	exploration well operation;

•	related technical services on exploration well;

•	tow-boat, transportation and safety services; and

•	other related technical and supporting services.

The applicable pricing policy for the transactions conducted under this category is based on market price, more particularly:

(i)	with respect to exploration well operations – the price is determined through comparison of prices disclosed on the Rigzone website (www.rigzone.com), which is a website hosted by Rigzone.com, Inc. and the data of which is updated once Rigzone obtains new contract rates for rigs, and the prices quoted by CNOOC and/or its Associate. Prices will normally be approximately 80% to 100% of the reference prices abovementioned. When determining such adjustments, the Company will consider specific conditions of contracts, nature of specific products and services, complexity of operation, market demand and historical transaction prices; and

(ii)	with respect to other exploration and support services – for all types of services under this category, the contract price is determined by taking reference to the information disclosed in the annual reports of at least three major overseas goods and services providers for the oil and gas industry such as Schlumberger Limited (“Schlumberger”), The Halliburton Company (“Halliburton”) and Baker Hughes to obtain a general understanding of the approximate range of prices charged by these service providers. Services providers such as Schlumberger, Halliburton and Baker Hughes have been providing exploration, development and production services to the Company. The contract price is determined by: (1) calculating the reference price which is based on the historical prices quoted by these service providers plus the historical prices multiplied by the annual movement ratio of the profit margin of the service providers, which is calculated by dividing the net operating profit by total operating revenue disclosed in their annual reports, as well as taking into account specific working environment of the related project, such as different geographic features, different offshore regions, weather conditions, depth of water, etc. In extreme circumstances when the oil price falls significantly below the Company’s cost per barrel, the movement of the oil price would also be considered when determining the reference price; (2) comparing such reference prices with the prices quoted by CNOOC and/or its Associates; and (3) entering into arm’s length negotiation with the other party. For types of services under this category where there exist competing service providers in the market, the contract price is determined by adopting procedure (1) above and also by tendering process through e-commerce system (for detail procedures of price tendering, please refer to the paragraphs headed “Procedures regarding tendering process” under the section headed “Market Price” below); and thereafter, comparing the quoted prices from the bidding service providers and determining the most competitive prices. Prices will normally be approximately 80% to 100% of the reference prices abovementioned. When determining such adjustments, the Company will consider specific conditions of contracts, nature of specific products and services, complexity of operation, market demand and historical transaction prices.

For the two years ended 31 December 2015 and the six months ended 30 June 2016, the charges for the provision of such exploration and support services and payable to CNOOC and/or its Associates were approximately RMB11,050 million, RMB7,457 million and RMB1,946 million, respectively.

(b)	Provision of oil and gas development and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas development operations include:

•	platform survey;

•	drilling and completion well operation;

•	related technical services on drilling and completion;

•	design, construction, installation and tuning of production facilities;

•	shipping transportation;

•	provision of materials/equipment;

•	integrated research on development techniques; and

•	other related technical and supporting services.

The applicable pricing policy for the transactions conducted under this category is based on market price, more particularly:

(i)	with respect to drilling and completion well operations and related technical services on drilling and completion – the price is determined through comparison of prices disclosed on the Rigzone website (www.rigzone.com), which is a website hosted by Rigzone.com, Inc. and the data of which is updated once Rigzone obtains new contract rates for rigs, and the prices quoted by CNOOC and/or its Associate. Prices will normally be approximately 80% to 100% of the reference prices abovementioned. When determining such adjustments, the Company will consider specific conditions of contracts, nature of specific products and services, complexity of operation, market demand and historical transaction prices; and

(ii)	with respect to other oil and gas development and support services – for all types of services under this category, the contract price is determined by taking reference to the information disclosed in the annual reports of at least three major overseas goods and services providers for the oil and gas industry such as Schlumberger, Halliburton and Baker Hughes to obtain a general understanding of the approximate range of prices charged by these service providers. Services providers such as Schlumberger, Halliburton and Baker Hughes have been providing exploration, development and production services to the Company. The contract price is determined by: (1) calculating the reference price which is based on the historical prices quoted by these service providers plus the historical prices multiplied by the annual movement ratio of the profit margin of the service providers, which is calculated by dividing the net operating profit by total operating revenue disclosed in their annual reports, as well as taking into account specific working environment of the related project, such as different geographic features, different offshore regions, weather conditions, depth of water, etc. In extreme circumstances when the oil price falls significantly below the Company’s cost per barrel, the movement of the oil price would also be considered when determining the reference price; (2) comparing such reference prices with the prices quoted by CNOOC and/or its Associates; and (3) entering into arm’s length negotiation with the other party. For types of services under this category where there exist competing service providers in the market, the contract price is determined by adopting procedure (1) above and also by tendering process through e-commerce system (for detail procedures of price tendering, please refer to the paragraphs headed “Procedures regarding tendering process” under the section headed “Market Price” below); and thereafter, comparing the quoted prices from the bidding service providers and determining the most competitive prices. Prices will normally be approximately 80% to 100% of the reference prices abovementioned. When determining such adjustments, the Company will consider specific conditions of contracts, nature of specific products and services, complexity of operation, market demand and historical transaction prices.

For the two years ended 31 December 2015 and the six months ended 30 June 2016, the charges for the provision of such oil and gas development services payable to CNOOC and/or its Associates were approximately RMB41,299 million, RMB22,733 million and RMB6,583 million, respectively.

(c)	Provision of oil and gas production and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas production operations are set out below. In addition, CNOOC and/or its Associates also provide various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipments and supply of water, electricity, gas and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

•	integrated research on production techniques;

•	well workover;

•	shipping transportation;

•	oil tanker transportation;

•	provision of materials/equipment;

•	maintenance of platform;

•	repair of equipment and pipeline;

•	production operations;

•	oil and gas production labour services;

•	warehousing and storage;

•	lease of equipment and building;

•	road transportation services;

•	telecommunication and network services;

•	wharf services;

•	construction services, including roads, wharf, buildings, factories and water barrier;

•	maintenance and repair of major equipment;

•	medical, childcare and social services;

•	provision of water, electricity, gas and heat;

•	security and fire services;

•	technical training;

•	accommodation;

•	maintenance and repair of buildings;

•	catering services; and

•	other related technical and supporting services.

The applicable pricing policies for the transactions conducted under this category are government-prescribed prices or market price, more particularly:

(i)	with respect to the provision of water, electricity, gas and heat – the price is determined by the respective government-prescribed prices for water supply, electricity supply, gas supply and heat supply as set out in the paragraph headed “Government-prescribed price” under the section headed “Pricing Determination” below; and

(ii)	with respect to other oil and gas production and support services – for all types of services under this category, the contract price is determined by taking reference to the information disclosed in the annual reports of at least three major overseas goods and services providers for the oil and gas industry such as Schlumberger, Halliburton and Baker Hughes to obtain a general understanding of the approximate range of prices charged by these service providers. Services providers such as Schlumberger, Halliburton and Baker Hughes have been providing exploration, development and production services to the Company. The contract price is determined by: (1) calculating the reference price which is based on the historical prices quoted by these service providers plus the historical prices multiplied by the annual movement ratio of the profit margin of the service providers, which is calculated by dividing the net operating profit by total operating revenue disclosed in their annual reports, as well as taking into account specific working environment of the related project, such as different geographic features, different offshore regions, weather conditions, depth of water, etc. In extreme circumstances when the oil price falls significantly below the Company’s cost per barrel, the movement of the oil price would also be considered when determining the reference price; (2) comparing such reference prices with the prices quoted by CNOOC and/or its Associates; and (3) entering into arm’s length negotiation with the other party. For types of services under this category where there exist competing service providers in the market, the contract price is determined by adopting procedure (1) above and also by tendering process through e-commerce system (for detail procedures of price tendering, please refer to the paragraphs headed “Procedures regarding tendering process” under the section headed “Market Price” below); and thereafter, comparing the quoted prices from the bidding service providers and determining the most competitive prices. Prices will normally be approximately 80% to 100% of the reference prices abovementioned. When determining such adjustments, the Company will consider specific conditions of contracts, nature of specific products and services, complexity of operation, market demand and historical transaction prices.

For the two years ended 31 December 2015 and the six months ended 30 June 2016, the charges for the provision of such oil and gas production services payable to CNOOC and/or its Associates were approximately RMB8,688 million, RMB8,384 million and RMB3,251 million, respectively.

(d)	Provision of marketing, management and ancillary services

CNOOC and/or its Associates provide marketing, administration and management, management of oil and gas operations and integrated research services to the Group, as well as other ancillary services relating to the exploration, development, production and research activities of the Group, which include:

•	marketing services;

•	management;

•	staff recruitment;

•	publishing;

•	telecommunications;

•	leases of properties;

•	property management;

•	water, electricity, gas and heat supply;

•	sewage disposal;

•	car rental;

•	integrated services such as record keeping, filing, repair of computer, catering and photocopying; and

•	integrated research.

In addition, as part of providing administration and management services to the Group, CNOOC and/ or its Associates has/have been leasing certain premises covering an aggregate area of approximately 565,281.13 square meters, including its headquarters, located throughout the PRC and in Singapore, to the Group for use as office premises and staff quarters. In addition to leasing these properties, CNOOC and/or its Associates has/have also been providing management services in respect of certain properties leased to the Group. CNOOC and/or its Associates which own one or more of the leased buildings have entered into individual lease and/or management agreements with the Company. Each agreement is in writing and for a term of less than three years.

As its business continues to expand, the Group may, subject to the relevant Proposed Caps, also enter into additional lease and management agreements with CNOOC and/or its Associates from time to time. JLL, an independent property valuer, has confirmed that the payments due under the lease agreements and the management agreements reflect the fair and reasonable commercial market rent and management fee.

The applicable pricing policies for the transactions conducted under this category are government-prescribed prices or market price, more particularly:

(i)	with respect to the provision of water, electricity, gas and heat – the price is determined by the respective government-prescribed prices for water supply, electricity supply, gas supply and heat supply as set out in the paragraph headed “Government-prescribed price” under the section headed “Pricing Determination” below; and

(ii)	with respect to other marketing, management and ancillary services under this category – the products and services provided by CNOOC and/or its Associates under this category is substantially leases of properties. The rental is determined with reference to prevailing market rates and historical transaction amounts which were reviewed by JLL and confirmed as fair and reasonable commercial market rent. Rental will be approximately 3% more or less than the prevailing market rates. When determining such adjustments, the Company will consider the conditions of the leased properties, the location of the leased properties, the availability of properties with similar sizes in similar locations, and the historical transaction amounts.

For the two years ended 31 December 2015 and the six months ended 30 June 2016, the aggregate charges for the provision of marketing, management and ancillary services (including leasing and management of properties) payable by the Group to CNOOC and/or its Associates were approximately RMB915 million, RMB954 million and RMB346 million, respectively.

(e)	FPSO vessel leases

The Group leases floating production, storage and offloading (FPSO) vessels from CNOOC EnerTech, an Associate of CNOOC, for use in oil production operations. The term of FPSO vessel leases are usually determined based on the expected term of oil production. The Company leases eight FPSO vessels from CNOOC EnerTech with duration in a range of 9.25 years to 25 years. The view of the Independent Financial Adviser in accordance with the requirements of Rule 14A.52 of the Listing Rules is set out in the paragraphs headed “View from Independent Financial Adviser” below.

The pricing policy of the FPSO vessel leases is the rental which is unanimously determined with CNOOC and/or its Associates which provides the FPSO vessel leases after arm’s length negotiation in accordance with normal commercial terms. The charges usually take reference to FPSO’s fixed daily rent which is determined based on the result of internal economic appraisal during the course of the overall development plan of the oil fields or charged in accordance with the floating rent determined by multiplying the oil and gas production volume by a certain ratio which is determined by the result of internal economic appraisal during the course of the overall development plan of the oil fields and the magnitude of production volumes. The major parameters of the internal economic appraisals include oil price, production of the oil fields, reserve volumes of the oil fields and discount rate, which have significant influence on the revenues and cost of the oil fields. When performing the internal economic appraisals, a net present value can be deduced from these parameters. The FPSO vessel rental can be calculated by deducting the costs of the oil fields of which the FPSO vessel rental forms part from the net present value. The cost of the oil fields of which FPSO rental forms part can be estimated by considering the expected future revenues and the expected returns on investment. The FPSO rental normally accounts for around 10% of the total operating expenses of the oil fields. The Company adopts both fixed daily rent and floating rent for all of its FPSO vessels leases. The rentals for FPSO vessels are the most favourable prices in domestic China since there is no third party available who provides FPSO vessels lease services that specifically meet the development of the oil and gas fields in domestic China. Therefore, the Company is of the view that the rentals for FPSO vessels agreed by the Group and CNOOC and/or its Associates are in the interests of the Company and Shareholders as a whole.

For the two years ended 31 December 2015 and the six months ended 30 June 2016, the aggregate rentals of FPSO vessels payable by the Group to CNOOC and/or its Associates were approximately RMB1,257 million, RMB1,770 million and RMB882 million, respectively.

The Company leases FPSO vessels with duration in a range of 9.25 years to 25 years. From the Company’s perspective, the term of the FPSO vessel leases with duration in excess of three years is beneficial to the Company because: (i) such arrangement is in the Group’s favour as it enables the Group to constantly equip itself with the FPSO vessels throughout substantially the expected duration of production of its oil fields without incurring material capital risks; and (ii) it is cost-effective for the Group to have long- term leases because rental charges for long-term leases can usually be negotiated at a lower rate as compared to short-term leases.

View from Independent Financial Adviser

As the duration of the FPSO vessel leases exceeds three years, pursuant to Rule 14A.52 of the Listing Rules, the Company has engaged Somerley as the independent financial adviser to explain why the FPSO vessel leases require a longer period and to confirm that it is normal business practice for agreements of this type to be of such duration.

In assessing the reasons why the duration of the FPSO vessel leases requires a period longer than three years, Somerley has taken into consideration the information set out in this announcement, and the following principal factors based on the information provided by, and discussion with the management of the Company:

(i)	The Group has been leasing FPSO vessels from CNOOC and/or its Associates. FPSO vessels are (a) usually located next to the offshore oil platforms and are an integrated facility used by the Group during its offshore oil production for processing, storage and offloading of crude oil; and (b) particularly effective in remote or deepwater locations where subsea pipelines are not cost effective because they can eliminate the need to lay expensive long-distance pipelines from the oil well to an onshore terminal. The duration of the FPSO vessel leases entered into between CNOOC and/or its Associates and the Group ranges from 9.25 years to 25 years (taking into account the extension option of one of the FPSO vessel leases and duration of two of the FPSO vessel leases based on the expected life of relevant oil fields); and

(ii)	A longer duration of the FPSO vessel leases will be beneficial to the Group as (a) such arrangement will enable the Group to constantly equip itself with the FPSO vessels throughout substantially the expected duration of production of its oil fields without incurring material capital risks; and (b) it is cost -effective to have a long -term lease because rental charges for long-term leases can usually be negotiated at a lower rate as compared to short-term leases.

In considering whether the duration of the FPSO vessel leases is in line with normal business practice for agreements of this type, Somerley has reviewed publicly available information as at the date prior to the date of this announcement on a best effort basis regarding duration of comparable FPSO vessel leases (the “Comparable FPSO Vessel Leases”) with nature similar to that of the FPSO vessel leases entered into between CNOOC and/or its Associates and the Group. Based on the websites of the companies involving in the Comparable FPSO Vessel Leases, Somerley notes that the duration of the Comparable FPSO Vessel Leases ranges from 2.5 years to 22 years taking into account the extension options of certain Comparable FPSO Vessel Leases. The duration of the FPSO vessel leases (i.e. 9.25 years to 25 years) entered into between CNOOC and/or its Associates and the Group is within the range of the duration of the Comparable FPSO Vessel Leases, save for 2 leases (out of a total of 8) with slightly longer duration than that of the Comparable FPSO Vessel Leases. Taking into account the reasons and benefits as set out above, we consider such slightly longer duration to be acceptable.

Based on the above considerations, Somerley is of the view that a period longer than three years is required for the FPSO vessel leases entered into between CNOOC and/or its Associates and the Group and that the duration of such leases of longer than three years is in line with the normal business practice for agreements of this type.

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

In addition to providing various services to the Group, CNOOC and/or its Associates may also utilise various types of management, technical, facilities and ancillary services, including the supply of materials provided by the Group from time to time. The services that may be provided by the Group to CNOOC and/or its Associates include:

•	technical consulting;

•	technology transfer;

•	management;

•	technical research services; and

•	other supporting services.

The applicable pricing policy for the transactions conducted under this category is determined through arm’s length negotiation between both parties with reference to market price. And market price is determined through comparison of prices with reference to quotations from at least two comparable independent third party industry players (if applicable) in similar transactions in surrounding markets providing similar services and taking into account factors such as quality of services and supply and demand of local markets.

The Group did not enter into any transaction under this category for the two years ended 31 December 2015 and the six months ended 30 June 2016. However, the development of CNOOC towards a world-class integrated energy company requires it to continue to optimize its industrial chain. In view of CNOOC’s continuous efforts in developing itself towards a world-class integrated energy company, and based on the expertise and experience of the management of the Group in the oil and gas industry who have undergone multiple economic cycles, it is reasonable for the Group to anticipate that CNOOC and/ or its Associates may require the provision of certain of the technical consulting, technical transfer, management services, technical research services and other related services from the Group in the next three years.

Given the anticipated need by CNOOC and/or its Associates for the provision of services under this category as mentioned in the above paragraph, together with a steady uptrend of labour costs and the expertise and extensive experience of the engineers and technicians of the Group, the Board considers that the proposed annual caps for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates are fair and reasonable.

Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)

The Group may sell petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its Associates which engage in downstream petroleum businesses on normal commercial terms or better. Although most of the natural gas and liquefied natural gas will be sold under the long term sales contracts as described below, the Group also sells certain volumes of natural gas and liquefied natural gas to CNOOC and/or its Associates on a short-term basis for the purpose of peak adjustment and to reap higher profits.

The applicable pricing policy for the transactions conducted under this category is market price, more particularly:

(i)	with respect to petroleum – the price is determined by referencing the Brent crude oil price, Pertamina’s official quoted price and quoted oil prices such as Platts Tapis which are updated regularly and making adjustments of approximately 20% more or less than the reference prices abovementioned (the 20% less than the reference prices adjustment usually happens if the quality of petroleum is not up to the requested standard. Such downward adjustment will also be triggered under similar transactions with independent third parties). When determining such adjustments, the Company will consider the different types of oil and gas, the quality of crude oil, the premiums and discounts of imported crude oil with similar quality, shipping freight rates of imported crude oil and offshore crude oil being shipped to the same port in domestic China, and the international market prices of oils with similar quality (based on the transaction information of the types of crude oil that are publicly traded on the spot markets). Such adjustments are made in accordance with the market -oriented principles (namely, the pricing of offshore crude oil is in accordance with the CIF of imported crude oil assuming the offshore crude oil and the imported crude oil are shipped to the same port. The types of imported crude oil that are being referenced to are those publicly traded on the spot markets);

(ii)	with respect to natural gas and its by-products – the price is determined with reference to the prices charged by other independent suppliers in the local markets supplying similar products to CNOOC and/or its Associates or other buyers. Once the Company obtains the prices charged by other independent suppliers as mentioned above, the Company will conduct internal comparison and appraisal process. During such process, the Company will take into account factors such as the quality of products, supply and demand of the local markets, transportation distances, market research, internal analysis and proposals comparison. Thereafter, the Company will enter into arm’s length negotiation with the parties in accordance with market principles including voluntariness, equality, fairness and good faith, and consideration will be given to the reasonableness of the cost structure of the products. The range of adjustments of the price of natural gas and its by-products against the international oil prices or other benchmark prices cannot be ascertained because the realized gas price and the international oil price or other benchmark prices are not directly comparable. The adjustments will be the results of negotiations between the parties based on good faith, reasonableness and fairness.

For the two years ended 31 December 2015 and the six months ended 30 June 2016, sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates were approximately RMB157,290 million, RMB105,401 million and RMB40,622 million, respectively.

(b)	Long term sales of natural gas and liquefied natural gas

The Group sells natural gas to CNOOC and/or its Associates which engage in downstream petroleum businesses on normal commercial terms or better. Due to the size of investment and the fact that sales are usually made to markets proximate to the production site, and that purchasers tend to utilize the natural gas products in areas close to the production site, and in order to ensure the return on investment from production of natural gas, the Group will usually enter into long term sales contracts with a term of 5 to 20 years. The Group classifies sales contracts with the term of 5 years or more as long term contracts for sales of natural gas and liquefied natural gas. It is market practice for the term of the sales contract to be determined based on the estimated reserves and production profile of the relevant gas fields.

The Group has also invested and acquired interests in liquefied natural gas related upstream projects in overseas. It is envisaged that from time to time the Group may sell liquefied natural gas explored from these gas reserves and other gas reserves in which the Group may invest in the future to CNOOC and/or its Associates. In order to ensure the return on investment and to achieve the requirements of the lenders, it is anticipated that the terms of sales contracts in relation to the liquefied natural gas will be around 25 years.

The applicable pricing policy for the transactions conducted under this category is market price, more particularly:

(i)	with respect to petroleum – the price is determined by referencing the Brent crude oil price, Pertamina’s official quoted price and quoted oil prices such as Platts Tapis which are updated regularly and making adjustments of approximately 20% more or less than the reference prices abovementioned (the 20% less than the reference prices adjustment usually happens if the quality of petroleum is not up to the requested standard. Such downward adjustment will also be triggered under similar transactions with independent third parties). When determining such adjustments, the Company will consider the different types of oil and gas, the quality of crude oil, the premiums and discounts of imported crude oil with similar quality, shipping freight rates of imported crude oil and offshore crude oil being shipped to the same port in domestic China, and the international market prices of oils with similar quality (based on the transaction information of the types of crude oil that are publicly traded on the spot markets). Such adjustments are made in accordance with the market-oriented principles (namely, the pricing of offshore crude oil is in accordance with the CIF of imported crude oil assuming the offshore crude oil and the imported crude oil are shipped to the same port. The types of imported crude oil that are being referenced to are those publicly traded on the spot markets);

(ii)	with respect to natural gas and its by-products – the price is determined with reference to the prices charged by other independent suppliers in the local markets supplying similar products to CNOOC and/or its Associates or other buyers. Once the Company obtains the prices charged by other independent suppliers as mentioned above, the Company will conduct internal comparison and appraisal process. During such process, the Company will take into account factors such as the quality of products, supply and demand of the local markets, transportation distances, market research, internal analysis and proposals comparison. Thereafter, the Company will enter into arm’s length negotiation with the parties in accordance with market principles including voluntariness, equality, fairness and good faith, and consideration will be given to the reasonableness of the cost structure of the products. The range of adjustments of the price of natural gas and its by-products against the international oil prices or other benchmark prices cannot be ascertained because the realized gas price and the international oil price or other benchmark prices are not directly comparable. The adjustments will be the results of negotiations between the parties based on good faith, reasonableness and fairness.

It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its Associates in relation to such sales. The Comprehensive Framework Agreement provides that if the Company fails to obtain approval from the Independent Shareholders regarding the annual caps for this category of continuing connected transactions after 31 December 2019, then the individual agreements falling under this category will be terminated on that date. The views of the Independent Financial Adviser in accordance with the requirements of Rule 14A.52 of the Listing Rules will be included in its letter of advice contained in the circular to be despatched to the Shareholders.

For the two years ended 31 December 2015 and the six months ended 30 June 2016, long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates were approximately RMB7,981 million, RMB10,557 million and RMB4,623 million, respectively.

The consideration for the Continuing Connected Transactions set out above have been and will be satisfied in the same way as the payment methods adopted in transactions between the Company and independent third parties. Payment terms will be defined in the individual agreements to be entered into between the Company and CNOOC and/or its Associates.

Pricing Determination

The Comprehensive Framework Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Framework Agreement.

The basic pricing principle for the Continuing Connected Transactions between the Group and CNOOC and/or its Associates is based on arm’s length negotiations, on normal commercial terms or better and with reference to the prevailing local market conditions (including the volume of sales, length of contracts, the volume of services, overall customer relationship and other market factors).

On the basis of the above basic pricing principle, each type of products or services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(a)	government-prescribed price; or

(b)	where there is no government-prescribed price, in accordance with market prices, including the local, national or international market prices.

Government-prescribed price

Government-prescribed price refers to the price in respect of certain category of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organisation responsible for domestic ruling and foreign affairs with respect to certain specified territory, irrespective of its name, organisation or structure) or other regulatory departments.

Government-prescribed prices are applicable to water supply, electricity supply, gas supply and heat supply. The relevant basis for the government-prescribed prices for different types of products and services are detailed below:

(i)	Water supply – the National Guidelines on Water Tariffs (Ji Jia Ge [1998] No.1810), issued by the former National Planning Committee of the PRC(i) and the former Ministry of Construction of the PRC(ii) and revised by the National Development and Reform Commission of the PRC and the former Ministry of Construction of the PRC on 29 November 2004, the urban water supply price shall be government-prescribed price, and the specific pricing authority shall be executed based on the price management catalogue.

(ii)	Electricity supply – the Electricity Law issued by the Standing Committee of the National People’s Congress on 28 December 1995 and revised on 24 April 2015, for the on-grid power price of a power network spanning different provinces, autonomous regions, or municipalities directly under the central government, as well as in a provincial power network and an independent power network, a proposal shall be made through negotiations between the enterprises engaged in power production and/or power network operation, and shall be examined and approved by the pricing administrative department of the State Council of the PRC or an authoritative pricing administrative department. If the power produced by locally funded power production enterprises forms an independent power network within different regions of the province or generated for local use, the price shall be under the control of the people’s governments of the provinces, autonomous regions or municipalities directly under the central government.

(iii)	Gas supply – the Regulation on the Administration of Urban Gas (State Council Order No. 583) issued by the State Council of the PRC on 19 October 2010, which provides that the pricing bureau of the people’s governments above the county level could prescribe and adjust the selling price for pipeline gas.

(iv)	Heat supply – implement the prices for the supply of heat prescribed by the respective local governments.

Save as disclosed above, the macro government-prescribed prices is updated in accordance with the development of national economy and policies to be issued from time to time. The prices prescribed by the people’s governments of the respective provinces, autonomous regions and municipalities directly under the central government are updated in accordance with the local practical situations. The Company will pay close attention to the updates of government-prescribed prices and determine the prices for relevant products and services accordingly.

Notes:

(i)	The former National Planning Committee of the PRC was reorganized as the National Development and Reform Commission of the PRC in 2003.

(ii)	The former Ministry of Construction of the PRC was reorganized as the Ministry of Housing and Urban-Rural Development of the PRC in 2008.

Market Price

Market price refers to the price determined with reference to the price charged by at least two independent third parties (if applicable) in areas (or nearby areas) providing such type of products or services on normal terms with comparable scale at that time. Market price will be determined in accordance with normal commercial terms through public tendering, price comparison or arm’s length negotiation processes between the two parties.

Procedures regarding tendering process

The Group invites at least two potential independent third parties suppliers/service providers (if applicable) to provide quotations (including proposals such as cost structure of products or services) in respect of the requested products and services. Following the receipt of quotations from at least two potential independent third parties suppliers/service providers, the Group will evaluate and compare the terms of quotations and determine the winning supplier/service provider by taking into account factors such as price quotations, quality of the products or services, ability of the suppliers/service providers in meeting technical specifications and delivery schedules, and qualification and relevant experiences of the suppliers/service providers. The contract will be awarded to the supplier/service provider who fulfills the technical requirements and offers the most favourable pricing to the Company after arm’s length negotiation and discussion.

If there does not exist two or more independent third parties providing such type of products or services, the price will be determined in accordance with the negotiation between the two parties of the transaction. When both parties enter into fair negotiation on pricing, consideration should be given to the reasonableness of the cost structure of the products or services. The supplier shall provide the list of costs and the Company shall compare such costs with the Company’s internal costs of producing or providing similar products or services to determine the transaction price.

Market price for each type of products and services

(i)	Petroleum – the price is determined by referencing the Brent crude oil price, Pertamina’s official quoted price and quoted oil prices such as Platts Tapis which are updated regularly and making adjustments of approximately 20% more or less than the reference prices abovementioned (the 20% less than the reference prices adjustment usually happens if the quality of petroleum is not up to the requested standard. Such downward adjustment will also be triggered under similar transactions with independent third parties). When determining such adjustments, the Company will consider the different types of oil and gas, the quality of crude oil, the premiums and discounts of imported crude oil with similar quality, shipping freight rates of imported crude oil and offshore crude oil being shipped to the same port in domestic China, and the international market prices of oils with similar quality (based on the transaction information of the types of crude oil that are publicly traded on the spot markets). Such adjustments are made in accordance with the market-oriented principles (namely, the pricing of offshore crude oil is in accordance with the CIF of imported crude oil assuming the offshore crude oil and the imported crude oil are shipped to the same port. The types of imported crude oil that are being referenced to are those publicly traded on the spot markets).

(ii)	Natural gas and its by-products – the price is determined with reference to the prices charged by other independent suppliers in the local markets supplying similar products to CNOOC and/or its Associates or other buyers. Once the Company obtains the prices charged by other independent suppliers as mentioned above, the Company will conduct internal comparison and appraisal process. During such process, the Company will take into account factors such as the quality of products, supply and demand of the local markets, transportation distances, market research, internal analysis and proposals comparison. Thereafter, the Company will enter into arm’s length negotiation with the parties in accordance with market principles including voluntariness, equality, fairness and good faith, and consideration will be given to the reasonableness of the cost structure of the products. The range of adjustments of the price of natural gas and its by-products against the international oil prices or other benchmark prices cannot be ascertained because the realized gas price and the international oil price or other benchmark prices are not directly comparable. The adjustments will be the results of negotiations between the parties based on good faith, reasonableness and fairness.

(iii)	Provision of exploration and support services, provision of oil and gas development and support services, provision of oil and gas production and support services, provision of marketing, management and ancillary services, and FPSO vessel leases:

(a)	Exploration well operation, drilling and completion well operation and related technical services – the price is determined through comparison of prices disclosed on the Rigzone website (www.rigzone.com), which is a website hosted by Rigzone.com, Inc. and the data of which is updated once Rigzone obtains new contract rates for rigs, and the prices quoted by CNOOC and/ or its Associates. Prices will normally be approximately 80% to 100% of the reference prices abovementioned. When determining such adjustments, the Company will consider specific conditions of contract, nature of specific products and services, complexity of operation, market demand and historical transaction prices;

(b)	Other exploration and support services, oil and gas development and support services, oil and gas production and support services, and marketing, management and ancillary services – the contract price is determined by taking reference to the information disclosed in the annual reports of at least three major overseas goods and services providers for the oil and gas industry such as Schlumberger, Halliburton and Baker Hughes to obtain a general understanding of the approximate range of prices charged by these service providers. Services providers such as Schlumberger, Halliburton and Baker Hughes have been providing exploration, development and production services to the Company. The contract price is determined by: (1) calculating the reference price which is based on the historical prices quoted by these service providers plus the historical prices multiplied by the annual movement ratio of the profit margin of the service providers, which is calculated by dividing the net operating profit by total operating revenue disclosed in their annual reports, as well as taking into account specific working environment of the related project, such as different geographic features, different offshore regions, weather conditions, depth of water, etc. In extreme circumstances when the oil price falls significantly below the Company’s cost per barrel, the movement of the oil price would also be considered when determining the reference price; (2) comparing such reference prices with the prices quoted by CNOOC and/or its Associates; and (3) entering into arm’s length negotiation with the other party. For types of services where there exist competing service providers in the market, the contract price is determined by adopting procedure (1) above and also by tendering process through e-commerce system (for detail procedures of price tendering, please refer to the paragraphs headed “Procedures regarding tendering process” under this section above); and thereafter, comparing the quoted prices from the bidding service providers and determining the most competitive prices. Prices will normally be approximately 80% to 100% of the reference prices abovementioned. When determining such adjustments, the Company will consider specific conditions of contracts, nature of specific products and services, complexity of operation, market demand and historical transaction prices; and

(c)	FPSO vessel leases – the consideration of the FPSO vessel leases is the rental which is unanimously determined with CNOOC and/or its Associates which provides the FPSO vessel leases after arm’s length negotiation in accordance with normal commercial terms. The charges usually take reference to FPSO’s fixed daily rent which is determined based on the result of internal economic appraisal during the course of the overall development plan of the oil fields or charged in accordance with the floating rent determined by multiplying the oil and gas production volume by a certain ratio which is determined by the result of the internal economic appraisal during the course of the overall development plan of the oil fields and the magnitude of production volumes. The major parameters of the internal economic appraisals include oil price, production of the oil fields, reserve volumes of the oil fields and discount rate, which have significant influence on the revenues and cost of the oil fields. When performing the internal economic appraisals, a net present value can be deduced from these parameters. The FPSO vessel rental can be calculated by deducting the costs of the oil fields of which the FPSO vessel rental forms part from the net present value. The cost of the oil fields of which FPSO rental forms part can be estimated by considering the expected future revenues and the expected returns on investment. The FPSO rental normally accounts for around 10% of the total operating expenses of the oil fields. The Company adopts both fixed daily rent and floating rent for all of its FPSO vessels leases. The rentals for FPSO vessels are the most favourable prices in domestic China since there is no third party available which provides FPSO vessels lease services that specifically meet the development of the oil and gas fields in domestic China. Therefore, the Company is of the view that the rentals for FPSO vessels agreed by the Group and CNOOC and/ its Associates are in the interests of the Company and Shareholders as a whole.

(iv)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates – the price is determined through arm’s length negotiation between both parties with reference to market price (namely, comparison of prices with reference to quotations from at least two comparable independent third parties industry players (if applicable) in similar transactions in surrounding markets providing similar services and taking into account factors such as quality of services and supply and demand of local markets).

Internal control measures to ensure connected transactions are conducted in accordance with the Comprehensive Framework Agreement

The Company has a comprehensive internal control system to ensure that the terms of the Continuing Connected Transactions are fair and reasonable, and the Continuing Connected Transactions are conducted on normal commercial terms or better and in the ordinary course of business of the Group, and in the interests of the Company and the Shareholders as a whole. Relevant internal control measures include:

•	The Group has strict internal control measures for evaluation and selection of suppliers, bidding process and contracts execution. In terms of provision of products and services, the Group will request CNOOC and/or its Associates to provide, along with other potential independent suppliers/service providers, quotations (including proposals) in respect of the requested products or services. Following the receipt of quotations from CNOOC and/or its Associates, and other potential independent suppliers/service providers, the Group will evaluate and compare the terms of quotations and determine the winning suppliers/service providers by taking into account factors such as price quotations, quality of the products or services, ability of the suppliers/service providers in meeting technical specifications and delivery schedules, and qualification and relevant experiences of the suppliers/service providers. The contract will be awarded to the supplier/service provider who fulfills the technical requirements and offers the most favourable pricing to the Company. Accordingly, CNOOC and/or its Associates may or may not be awarded the contracts. On the other hand, should CNOOC and/or its Associates consider that the terms of the contracts offered by the Group are not commercially acceptable, CNOOC and/or its Associates may also choose not to accept the contracts.

•	The controller’s department of the Company regularly monitors the actual amounts incurred for each type of the Continuing Connected Transactions for the purpose of ensuring the relevant annual caps are not exceeded.

•	The internal control and risk management team of the Company organizes and runs internal control tests regularly to evaluate the comprehensive and effectiveness of the internal control measures in relation to continuing connected transactions.

•	The Board conducts annual review on the implementation of the Continuing Connected Transactions and conducts review of financial statements which include the disclosure and analysis of the implementation of the Continuing Connected Transactions every six months. The review mainly includes a review on whether the Company and the connected parties have fulfilled the Continuing Connected Transactions agreements during the relevant year or six months and whether the actual transaction amounts incurred between the Company and the connected parties are within the annual caps approved by the Shareholders.

•	The independent non-executive Directors conduct annual review of the Continuing Connected Transactions and provide annual confirmations in the Company’s annual report on whether the Continuing Connected Transactions are conducted (i) in the Company’s ordinary course of business; (ii) in accordance with normal commercial terms or better and on terms that are fair and reasonable; (iii) in accordance with the terms of the relevant agreements; and (iv) in the interests of the Company and the Shareholders as a whole.

•	The audit committee of the Company conducts review of the annual financial statements, annual report, interim financial statements and interim report which include the disclosure and analysis of the implementation of the Continuing Connected Transactions and opine on the Continuing Connected Transactions as disclosed in such financial statements and reports, including whether the terms of the Continuing Connected Transaction are fair and reasonable and whether the transaction amounts are within the relevant annual caps.

•	To assist the Company in complying with the applicable rules listed in chapter 14A of the Listing Rules, the external auditors of the Company perform work in accordance with the regulations in the “Hong Kong Standard on Assurance Engagements 3000 – “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information”” and with reference to the “Practice Note 740 – Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants, on the Company’s Continuing

Connected Transactions and issue a letter in respect of the Continuing Connected Transactions disclosed in the Company’s annual report in accordance with the applicable accounting standards and the Listing Rules.

Reasons for and benefits of the Continuing Connected Transactions

Prior to the restructuring of CNOOC and establishment of the Company, CNOOC and/or its Associates and the Group operated as an integrated organization which undertook numerous intra-group transactions each year. As a consequence of the restructuring and upon the listing of the Shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Group and CNOOC and/or its Associates constitute continuing connected transactions for the Company under the Listing Rules.

CNOOC Group is the single largest supplier of the Company. The continuous and stable supply of various products and services contemplated under the Comprehensive Framework Agreement depend on, to a large extent, on the performance of the CNOOC Group and the performance of transactions contemplated under the Comprehensive Framework Agreement. Nevertheless, CNOOC Group holds a dominant position in providing services in relation to the production and operation of oil, gas and petrochemical such as ancillary production services, engineering construction services, information consulting services, supply services and financial services. The above services are essential to the operations of the Group. The Company will benefit from the CNOOC Group a secured and stable source of supply of technical services, equipment, materials, utilities, etc. through the performance of the Comprehensive Framework Agreement.

The Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Group and CNOOC Group, the Directors (excluding the independent non-executive Directors) consider that: (a) it is beneficial to the Company to continue to enter into the Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Company’s business; and (b) all the above Continuing Connected Transactions have been conducted on normal commercial terms or better, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the relevant Proposed Caps for each type of the above Continuing Connected Transactions are fair and reasonable.

The independent non-executive Directors constituting the Independent Board Committee will give their view after considering the advice from the Independent Financial Adviser, and their view will be given in the circular to be despatched to the Shareholders.

Proposed Caps and rationale

The Board has considered and proposed that the following Proposed Caps in respect of the Continuing Connected Transactions which will serve as the maximum annual value of the relevant transactions above for the period from 1 January 2017 to 31 December 2019:

Continuing connected		Existing 2016		Basis of determination of
transactions	Historical amounts	annual cap	Proposed Caps	the Proposed Caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group
(a) Provision of exploration and support services	For the two years ended 31 December 2015 and the six months ended 30 June 2016, approximately RMB11,050 million, RMB7,457 million and RMB1,946 million, respectively	For the year ending 31 December 2016, RMB17,200 million	For the three years ending 31 December 2019, RMB9,969 million, RMB10,579 million and RMB11,590 million, respectively	The annual proposed caps for the provision of exploration and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the exploration and support services provided by CNOOC and/or its Associates to the Group; the estimated investment in exploration activities; the estimated level of exploration activities by the Group; and the uncertainties in international and domestic macro environment as well as recovery of international oil price. The Directors are of the view that the proposed caps provide sufficient flexibility for the Group’s future anticipated business activities.

(b) Provision of oil and gas development and support services	For the two years ended 31 December 2015 and the six months ended 30 June 2016, approximately RMB41,299 million, RMB22,733 million and RMB6,583 million, respectively	For the year ending 31 December 2016, RMB52,100 million	For the three years ending 31 December 2019, RMB31,670 million, RMB38,289 million and RMB43,745 million, respectively	The annual proposed caps for the provision of oil and gas development and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the oil and gas development and support services provided by CNOOC and/or its Associates to the Group; the expected increase in the level of development activities in coming years as a result of achievements in exploration; and the number of ongoing and estimated future development projects and the stage and production schedule of such projects. The Directors are of the view that the proposed caps provide sufficient flexibility for the Group’s future anticipated business activities.

Continuing connected		Existing 2016		Basis of determination of
transactions	Historical amounts	annual cap	Proposed Caps	the Proposed Caps

(c) Provision of oil and gas production and support services	For the two years ended 31 December 2015 and the six months ended 30 June 2016, approximately RMB8,688 million, RMB8,384 million and RMB3,251 million, respectively	For the year ending 31 December 2016, RMB12,800 million	For the three years ending 31 December 2019, RMB12,625 million, RMB14,678 million and RMB16,877 million, respectively	The annual proposed caps for the provision of oil and gas production and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the oil and gas production and support services provided by CNOOC and/or its Associates to the Group; and the anticipated commencement of production of oil and gas fields. The Directors are of the view that the proposed caps provide sufficient flexibility for the Group’s future anticipated business activities.

(d) Provision of marketing, management and ancillary services	For the two years ended 31 December 2015 and the six months ended 30 June 2016, approximately RMB915 million, RMB954 million and RMB346 million, respectively	For the year ending 31 December 2016, RMB2,075 million	For the three years ending 31 December 2019, RMB1,620 million, RMB1,786 million and RMB1,970 million, respectively	The annual proposed caps for the provision of marketing, management and ancillary services have been determined with reference to previous transactions conducted and transaction amounts in respect of the marketing, management and ancillary services provided by CNOOC and/or its Associates to the Group; the continued expansion of the Group’s business and sales of oil and gas; and the potential increase in staffing. The Directors are of the view that the proposed caps provide sufficient flexibility for the Group’s future anticipated business activities.

(e) FPSO vessel leases	For the two years ended 31 December 2015 and the six months ended 30 June 2016, approximately RMB1,257 million, RMB1,770 million and RMB882 million, respectively	For the year ending 31 December 2016, RMB2,350 million	For the three years ending 31 December 2019, RMB2,880 million, RMB3,120 million and RMB3,360 million, respectively	The annual proposed caps for the FPSO vessel leases have been determined with reference to previous transactions conducted and transaction amounts in respect of the FPSO vessel leases provided by CNOOC and/ or its Associates to the Group; the anticipated number of FPSO vessels to be leased to accommodate business plan of the Group; and the anticipated commencement of production of oil and gas fields. The Directors are of the view that the proposed caps provide sufficient flexibility for the Group’s future anticipated business activities.

Continuing connected		Existing 2016		Basis of determination of
transactions	Historical amounts	annual cap	Proposed Caps	the Proposed Caps

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates
Provision of management, technical, facilities and ancillary services, including the supply of materials	There have been no such transactions for the two years ended 31 December 2015 and the six months ended 30 June 2016	For the year ending 31 December 2016, RMB100 million	For the three years ending 31 December 2019, RMB100 million, RMB100 million and RMB100 million, respectively	The annual proposed caps for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates have been determined with reference to the anticipated need by CNOOC and/ or its Associates for the provision of such services as a result of CNOOC’s need to optimize its industrial chain to facilitate its development towards a world-class integrated energy company; and the steady uptrend of labour costs in the PRC. The Directors are of the view that the proposed caps provide sufficient flexibility for the Group’s future anticipated business activities.

Continuing connected transactions	Historical amounts	Existing 2 016 annual cap	Proposed Caps	Basis of determination of the Proposed Caps

Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates
(a) Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)	For the two years ended 31 December 2015 and the six months ended 30 June 2016, approximately RMB157,290 million, RMB105,401 million and RMB40,622 million, respectively	For the year ending 31 December 2016, RMB504,400 million	For the three years ending 31 December 2019, RMB263,893 million, RMB314,371 million and RMB437,773 million, respectively	The annual proposed caps for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates have been determined with reference to previous transactions conducted and transaction amounts in respect of the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates; the scheduled production capacity of the Group; the estimated resultant increase in the Group’s production and sales due to the expected increase in the demand for petroleum and gas products from CNOOC and/ or its Associates to facilitate its/ their business development plans, in particular, the commencement by CNOOC of its upgraded refinery project in eastern China in the first half of 2016 and its aim to upgrade and expand its refinery capacities; the potential fluctuation in the prices of heavy oil; the bounce back of the average Brent crude oil price to US$48.05 per barrel and reached the highest of US$53.14 for the period from July to October 2016 from the average Brent crude oil price of US$41.21 per barrel (with the lowest at US$27.88 per barrel) in the first half of 2016; the expected rise of international crude oil price based on OPEC’s 2015 World Oil Outlook issued in late 2015; the historical sales prices for crude oil during January 2015 to August 2016 (which ranged from approximately US$31.00 to US$65.00 per barrel) and in view of the anticipated recovery of international oil prices, the assumption that the sale prices in 2017 to be in the region of US$ 65.00 per barrel, representing an increase of approximately 26.8% as compared to the average realized oil price of US$51.27 per barrel in 2015; and the inflation and the expected recovery of international oil prices. The Directors are of the view that the proposed caps provide sufficient flexibility for the Group’s future anticipated business activities.

Continuing connected transactions	Historical amounts	Existing 2016 annual cap	Proposed Caps	Basis of determination of the Proposed Caps

(b) Long term sales of natural gas and liquefied natural gas	For the two years ended 31 December 2015 and the six months ended 30 June 2016, approximately RMB7,981 million, RMB10,557 million and RMB4,623 million, respectively	For the year ending 31 December 2016, RMB44,700 million	For the three years ending 31 December 2019, RMB25,654 million, RMB33,386 million and RMB43,649 million, respectively	The annual proposed caps for long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates have been determined with reference to previous transactions conducted and transaction amounts in respect of the long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates; the increase in the availability of natural gas and liquefied natural gas as a result of the expected commencement of production of a number of gas fields in the coming three years; the ongoing production of existing gas fields; the expected increase of the quantity of natural gas and liquefied natural gas to be sold in the coming three years by approximately 12% and 8% in 2018 and 2019 respectively based on (i) the discussions with the CNOOC Group on their estimated demand for natural gas and liquefied natural gas products in the coming years, and (ii) the Group’s estimated quantity of natural gas and liquefied natural gas to be sold in the coming three years based on the business plan and discussions with the CNOOC Group; the expected increase in sales to be made through the channel of an Associate of CNOOC; and the sale prices of the Group’s natural gas products with reference to historical sales price, contractual adjustment to gas prices for a particular gas field and estimated growth rate taking into account inflation and other factors. The Directors are of the view that the proposed caps provide sufficient flexibility for the Group’s future anticipated business activities.

Disclosure and/or Independent Shareholders’ approval requirements

Under the Listing Rules, the following categories of Continuing Connected Transactions are exempted from the Independent Shareholders’ approval requirement but are subject to the reporting and announcement requirements set out under the Listing Rules, as each of the percentage ratios under Rule 14.07 of the Listing Rules (other than the profits ratio), where applicable, in relation to each of these categories is, on an annual basis, expected to be less than 5% under Rule 14A.76(2) of the Listing Rules:

•	Provision of marketing, management and ancillary services by CNOOC and/or its Associates to the Group;

•	FPSO vessel leases from CNOOC and/or its Associates to the Group; and

•	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates.

Under the Listing Rules, the Non-exempt Continuing Connected Transactions are subject to the reporting, announcement and Independent Shareholders’ approval requirements, as each of the percentage ratios (other than the profits ratio), where applicable, in relation to each category of the Non-exempt Continuing Connected Transaction is, on an annual basis, expected to be equal or exceed 5%. The Company will seek the Independent Shareholders’ approval at the EGM for the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps on the condition that:

1.	the annual amount of each category of the Non-exempt Continuing Connected Transactions shall not exceed the relevant Proposed Caps;

2.	(i)	the Non-exempt Continuing Connected Transactions will be entered into in the ordinary and usual course of business of the Group and on normal commercial terms or better; and

(ii)	the Non-exempt Continuing Connected Transactions will be entered into in accordance with the Comprehensive Framework Agreement and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Company will comply with relevant provisions of the Listing Rules in relation to each category of the Non-exempt Continuing Connected Transactions.

APPROVAL BY INDEPENDENT SHAREHOLDERS

As CNOOC indirectly owns an aggregate of approximately 64.44% of all the Shares of the Company, the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are subject to the approval from the Independent Shareholders under the Listing Rules. In view of the interests of CNOOC held through OOGC and CNOOC BVI in the Company, OOGC, CNOOC BVI and their respective Associates will abstain from voting in relation to the resolutions approving the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) at the EGM.

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), and Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

GENERAL

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas.

CNOOC Group principally engages in the provision of engineering & technical services, refining and marketing, natural gas and power generation and financial services.

A circular containing, amongst other things, further information on the terms of the Continuing Connected Transactions, a letter from the Independent Board Committee, an opinion of Somerley, the Independent Financial Adviser, together with a notice to convene the EGM to approve the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), is expected to be despatched to the Shareholders on or around 16 November 2016.

DEFINITIONS

“2013 Circular”	the circular issued by the Company to its Shareholders in relation to the renewal of the Continuing Connected Transactions for 2014 to 2016 dated 8 November 2013

“2013 EGM”	the extraordinary general meeting of the Company held on 27 November 2013

“Associate”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors of the Company

“CNOOC”	China National Offshore Oil Corporation ( 中國海洋石油總公司 ), the controlling shareholder of the Company indirectly holding approximately 64.44% of all of the Shares in issue through OOGC and CNOOC BVI as at the date of this announcement

“CNOOC BVI”	CNOOC (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability, a direct wholly-owned subsidiary of OOGC and the controlling shareholder of the Company directly holding approximately 64.44% of all the Shares in issue as at the date of this announcement

“CNOOC EnerTech”	CNOOC Energy Technology & Services Limited ( 中海油能源發展股份有限公司 ), a company incorporated in the PRC and a subsidiary of CNOOC

“CNOOC Group”	CNOOC and its subsidiaries (excluding the Group)

“Company”	CNOOC Limited ( 中國海洋石油有限公司 ), a company incorporated in Hong Kong with limited liability, whose shares are listed on the Stock Exchange and whose American depository receipts are listed on the New York Stock Exchange and Toronto Stock Exchange

“Comprehensive Framework Agreement”	the Comprehensive Framework Agreement dated 15 November 2016 entered into between the Company and CNOOC in relation to the Continuing Connected Transactions

“Continuing Connected Transactions”	the continuing connected transactions between the Group and CNOOC and/or its Associates as set out in the section headed “Continuing Connected Transactions under the Comprehensive Framework Agreement” in this announcement

“Director(s)”	director(s) of the Company

“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of the Company to be held on 1 December 2016 at 3:30 p.m. to approve the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), or any adjournment thereof

“Group”	the Company and its subsidiaries from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent committee of the Board comprising Mr. Chiu Sung Hong, Mr. Lawrence J. Lau, Mr. Tse Hau Yin, Aloysius and Mr. Kevin G. Lynch, the independent non-executive Directors, formed for the purpose of advising the Independent Shareholders in relation to the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), with Mr. Chiu Sung Hong acting as the Chairman

“Independent Financial Adviser” or “Somerley”	Somerley Capital Limited, a corporation licensed to carry out Type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), the independent financial adviser to the Independent Board Committee and the Independent Shareholders

“Independent Shareholders”	the Shareholders of the Company other than OOGC, CNOOC BVI and their respective Associates

“JLL”	Jones Lang LaSalle Corporate Appraisal and Advisory Limited, an independent property valuer

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)

“Non-exempt Continuing Connected Transactions”	the Continuing Connected Transactions other than those under the categories of “Provision of marketing, management and ancillary services by CNOOC and/or its Associates to the Group”, “FPSO vessel leases from CNOOC and/or its Associates to the Group”, and “Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates”, as set out in the section headed “Continuing Connected Transactions under the Comprehensive Framework Agreement” in this announcement

“OOGC”	Overseas Oil and Gas Corporation, Ltd., a company incorporated in Bermuda with limited liability, a direct wholly-owned subsidiary of CNOOC, the sole shareholder of CNOOC BVI, and a Shareholder directly holding five Shares in issue as at the date of this announcement

“PRC”	the People’s Republic of China, excluding for the purpose of this announcement, Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Proposed Cap(s)”	the proposed maximum annual aggregate value(s) for each of the Continuing Connected Transactions of the Company in respect of 2017 to 2019 as set out in the section headed “Proposed Caps and Rationale” in this announcement

“Shares”	issued shares of the Company

“Shareholders”	registered holder(s) of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board

CNOOC Limited

Li Jiewen

Joint Company Secretary

Hong Kong, 15 November 2016

As at the date of this announcement, the Board comprises of:

Executive Directors	Independent Non-executive Directors
Yang Hua (Chairman)	Chiu Sung Hong
Yuan Guangyu	Lawrence J. Lau
Non-executive Directors	Tse Hau Yin, Aloysius
Kevin G. Lynch
Wu Guangqi
Lv Bo